UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 ASX Announcement (Correction to Notice of Annual General Meeting) dated March 11, 2024

Exhibit 99.2 Corrected Notice of Annual General Meeting of NOVONIX Limited dated March 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr. John Christopher Burns Dr. John Christopher Burns Chief Executive Officer

Date: March 12, 2024